October 16, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Fidelity & Guaranty Life

Registration Statement on Form S-1

Filed August 29, 2013

File No. 333-190880

Dear Mr. Riedler:

This letter sets forth the responses of Fidelity & Guaranty Life to the comments contained in your letter, dated September 24, 2013, relating to the Registration Statement on Form S-1 File No. 333-190880, filed on August 29, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and our responses are set forth in plain text immediately following each comment.

We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on August 29, 2013. Page references in the responses below are to Amendment No. 1. Capitalized terms used herein that are not otherwise defined are defined in Amendment No. 1.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

We acknowledge the Staff’s comment.

Jeffrey P. Riedler	2	October 16, 2013

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

We acknowledge the Staff’s comment and will include a bona fide price range in a subsequent amendment.

3. Please identify and submit all exhibits, including those currently listed as “Material Contracts,” as soon as practicable. We may have further comments upon examination of these exhibits.

We acknowledge the Staff’s comment. We have filed additional exhibits with Amendment No. 1 and will file any remaining required exhibits with subsequent amendments.

4. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

We confirm that the graphics included in the Registration Statement are the only graphics we will use in our prospectus.

5. Please move the dealer prospectus delivery obligation legend to the outside back cover of your prospectus pursuant to Item 502(b) of Regulation S-K.

We have moved the dealer prospectus delivery obligation legend to the outside back cover of the prospectus in response to the Staff’s comment.

Prospectus Summary, page 2

6. Please include a brief description of the NAIC rating system, including the number of ratings and a definition of “NAIC” the first time you use these terms.

In addition, please include an estimate of the number of competitors in order to provide context for your 15th and 10th place rankings.

We have revised the disclosure in response to the Staff’s comment. Please see pages i, 2 and 101 of Amendment No. 1.

Jeffrey P. Riedler	3	October 16, 2013

Summary Risk Factors, page 4

7. Please expand the list of bulleted items here to include the risks related to:

•	your commitment to distribute to HGI a dividend from the net proceeds of this offering;

•	HGI’s substantial indebtedness and its pledge of its shares of your stock;

•	the security interest in your shares of your subsidiaries’ stock granted to OMGUK;

•	the lack of comparability of your recent results from period to period; and

•	your dependence on the use of captive reinsurers.

We have revised the disclosure in response to the Staff’s comment. Please see pages 4 and 5 of Amendment No. 1.

8. Please revise the second to last bulleted item on page 5 to state that there are at least two ongoing law enforcement and regulatory investigations regarding FGLIC and HGI.

We have revised the disclosure in response to the Staff’s comment. In addition, we have amended the related risk factor and moved it up in the disclosure to give it more prominence. Please see pages 4 and 16 of Amendment No. 1.

9. Please clarify in the final bulleted item on page 5 that HGI’s continuing interest in you following the offering will be a controlling interest.

We have revised the disclosure in response to the Staff’s comment. Please see page 5 of Amendment No. 1.

Ownership and Corporate Information, page 5

10. Please expand the discussion to include the general development of your business during the past five years as requested by Item 101(a) of Regulation S-K. In this regard, we note your reference in the company overview section to your business for over 50 years and the absence of any mention of your predecessor entity Old Mutual US Life.

We have revised the disclosure in response to the Staff’s comment. Please see page 5 of Amendment No. 1.

Jeffrey P. Riedler	4	October 16, 2013

Risk Factors

“A financial strength ratings downgrade, potential downgrade…” page 14

11. Please explain what you mean by ISDA agreements the first time you use this term.

We have revised the disclosure in response to the Staff’s comment. Please see page 14 of Amendment No. 1.

12. Please quantify here and in the related discussion in the Business section on page 111 the amount at risk under ISDA agreements where the counterparties have the right to terminate based on your current ratings.

We have revised the disclosure in response to the Staff’s comment. Please see pages 14, 111 and 112 of Amendment No. 1.

“Restrictions on our ability to use captive reinsurers…” page 20

13. You state “Like many life insurance companies, we utilize captive reinsurers to satisfy statutory reserve requirements.” Please provide the following disclosure in your MD&A section:

•

The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•

The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations. Tell us the nature and amount of the parent holding company’s assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•

Your consideration of disclosing the risks of employing your captives’ strategy. Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

We have added a new disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 88 and revised the disclosure on page 114 to Amendment No. 1 in response to the Staff’s comment.

Jeffrey P. Riedler	5	October 16, 2013

“The indenture governing the 6.375% senior notes due 2021…” page 31

14. Please advise us whether the rights, obligations, or restrictions triggered by a “change of control” under the indenture would be triggered by any changes in the ownership or control of FGL. If so, please revise this risk factor to describe any such rights, obligations, or restrictions.

We confirm that the rights, obligations, or restrictions triggered by a “change of control” under the indenture would be triggered by certain changes in the ownership or control of FGL as defined by the indenture. We have revised the disclosure in response to the Staff’s comment. Please see page 31 of Amendment No. 1.

“We have entered into business transactions with Salus Capital Partners…” page 32

15. Please revise this risk factor to explain what a CLO securitization is.

We have revised the disclosure in response to the Staff’s comment. Please see page 32 of Amendment No. 1.

“Our management will have broad discretion over the use of the proceeds…” page 37

16. Please revise this risk factor or add a standalone risk factor to describe the risk that the only allocated use of the proceeds of this offering will be a distribution to your current stockholder and will not be invested in the operations of the company or otherwise benefit new investors.

We have revised the disclosure in response to the Staff’s comment; however, we note that only a portion of the proceeds will be used to pay a dividend to our current stockholder and we expect that a majority of the proceeds will be used for working capital and other general corporate purposes. Please see page 38 of Amendment No. 1. We will disclose the size of the dividend amount in a subsequent amendment to the Registration Statement.

“HGI has substantial indebtedness and has pledged its shares of our stock…” page 39

17. Please expand this risk factor to describe the terms of the indebtedness secured by HGI’s shares of your stock, including the lenders who could acquire such stock upon a default by HGI.

We have revised the disclosure in response to the Staff’s comment. Please see page 15 of Amendment No. 1.

Use of Proceeds, page 42

18. To the extent the amounts distributed to HGI will be used to discharge any of its indebtedness, please revise this section to disclose such use, as well as the interest rate and maturity of such indebtedness. If the indebtedness to

Jeffrey P. Riedler	6	October 16, 2013

be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K for additional guidance.

We do not believe that HGI will use the amounts distributed to HGI to discharge any of HGI’s indebtedness.

Dividend Policy, page 43

19. Please expand this discussion to explain the timing of the anticipated dividend to HGI, whether you have or when you expect to determine the amount of such dividend, and if you expect your future dividend policy to be similar to the dividends previously declared and distributed to HGI.

We have revised the disclosure in response to the Staff’s comment. Please see page 43 of Amendment No. 1. We expect to determine the amount of such dividend prior to beginning marketing of the offering, and will revise the disclosure at that time. We note that we expect our quarterly cash dividend to initially be less than the dividends previously declared and distributed to HGI. The expected amount of such quarterly cash dividend will be included in a subsequent amendment.

Dilution, page 45

20. Please revise the presentation to start with the historical net tangible book value instead of pro forma net tangible book value.

We have revised the disclosure in response to the Staff’s comment. Please see page 45 of Amendment No. 1.

Selected Historical Consolidated Financial Data, page 46

21. Please provide pro forma earnings per share data to give effect to the conversion to a corporation, effective August 26, 2013, here and elsewhere throughout the filing, as applicable.

We have revised the disclosure in response to the Staff’s comment. Please see pages 9 and 47 of Amendment No. 1. We respectfully submit that earnings per share information will only be meaningful after giving effect to the determination of the multiple of the stock split, which will occur prior to the roadshow relating to the offering in addition to the statutory conversion that occurred August 26, 2013. Accordingly, we have left this information blank in Amendment No. 1 and will provide such information in a subsequent amendment.

Jeffrey P. Riedler	7	October 16, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Interest Rate Environment, page 50

22. You state that the low interest rate environment has impacted the profitability of certain products you offer and returns on your investments. Please expand your disclosure in MD&A to disclose the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

We have revised the disclosure in response to the Staff’s comment. Please see page 50 of Amendment No. 1.

Trends and Uncertainties—Competition, page 52

23. We note the charts on page 51 showing growth in industry sales of FIAs and IULs since 2002. Please expand your discussion of your own results on page 52 to describe how your results compare to that of the industry.

We have revised the disclosure in response to the Staff’s comment. Please see page 52 of Amendment No. 1.

Revenues, page 56

24. Please explain, in simple terms, the meaning and significance of the following terms the first time you use them:

•	De-risk the portfolio;

•	pre-acquisition tax advantage built-in-gains benefits;

•	Statically hedged (with respect to your hedging strategy); and

•	Point-to-point versus average strategy.

We have revised the disclosure in response to the Staff’s comment. Please see pages 56 and 57 of Amendment No. 1.

Net Investment Income, page 56

25. We note your discussion of the net investment income strategy using a portion of pre-acquisition tax advantage built-in-gains benefits. Please tell us and disclose in further detail how this strategy affects the net investment income.

We have revised the disclosure in response to the Staff’s comment. Please see page 56 of Amendment No. 1.

Jeffrey P. Riedler	8	October 16, 2013

Business

Fixed Rate Annuities, page 103

26. You state that as of June 30, 2013, crediting rates on outstanding (i) fixed rate annuities generally ranged from 1.5% to 6.0% and (ii) multi-year guaranteed annuities ranged from 1.0% to 6.0%. The average crediting rate on all outstanding fixed rate annuities at June 30, 2013, was 3.5%. Please provide disclosure that quantifies the distribution of annuity values within these ranges.

We have revised the disclosure in response to the Staff’s comment. Please see page 104 of Amendment No. 1.

Wilton Re Transaction, page 112

27. Please revise your description of this agreement to disclose the amount of the ceding allowance.

We have revised the disclosure in response to the Staff’s comment. Please see page 113 of Amendment No. 1.

The Front Street Reinsurance Transaction, page 113

28. Please revise your disclosure to explain what you mean by a “funds withheld basis.” In addition, please file the Front Street agreement as an exhibit to your registration statement.

We have revised the disclosure in response to the Staff’s comment. Please see pages 113, 114 and 158 of Amendment No. 1. We respectfully submit that the agreement with Front Street Re was made in the ordinary course of business and therefore is not required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Jeffrey P. Riedler	9	October 16, 2013

Reserve Facilities—The CARVM Facility, page 113

29. Please revise your description of this arrangement to disclose the percentage quota share, the amount issued by Nomura and deposited into the trust to collateralize Raven Re’s obligations. In addition, please file the Raven Reinsurance Agreement and the Reimbursement Agreement as exhibits to your registration statement.

We have revised the disclosure in response to the Staff’s comment. Please see page 114 of Amendment No. 1. We respectfully submit that the Raven Reinsurance Agreement and the Reimbursement Agreement were made in the ordinary course of business and therefore are not required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Corporate Governance, page 128

30. Please revise this section to identify the listing standards on which you are relying to determine the independence of Messrs. Bawden, Gregson and Melchionni and from whose corporate governance requirements you expect to be exempt pursuant to Item 407(a) of Regulation S-K, when that information becomes available.

Once the stock exchange on which we will list is confirmed, we will revise the corresponding disclosure accordingly.

Management, page 123

31. Please expand the discussion of Mr. Launer’s background to indicate his employment during the period of 2007-2010.

We have revised the disclosure in response to the Staff’s comment. Please see page 125 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 155

32. We note your statement in your risk factor on page 35 that you engage in business with Five Island Capital Management. Please provide the information required by Item 404 of Regulation S-K regarding your transactions with Five Island Capital Management.

We have revised the disclosure in response to the Staff’s comment. Please see page 158 of Amendment No. 1.

Loan Participation Agreement, page 155

33. Please revise the second sentence of this section to clarify the parties to the 2013 participation agreement. In addition, please file the agreements between FGLIC and Salus as exhibits to your registration statement.

We have revised the disclosure in response to the Staff’s comment. Please see page 159 of Amendment No. 1. We respectfully submit that the agreements between FGLIC and Salus were made in the ordinary course of business and therefore are not required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Jeffrey P. Riedler	10	October 16, 2013

U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 165

34. Please delete the word “certain” from the introductory paragraph of this section.

We have revised the disclosure in response to the Staff’s comment. Please see page 169 of Amendment No. 1.

Notes to Consolidated Financial Statements

(17) Insurance Subsidiary—Financial Information, page F-46

35. You state that “The Company’s insurance subsidiaries file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared in accordance with Statutory Accounting Principles (“SAP”) prescribed or permitted by such authorities, which may vary materially from US GAAP.” We have the following comments that pertain to your disclosure both here and throughout your filing:

•	Revise to remove the labeling of “unaudited” as these amounts are required disclosures by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X, which should be audited.

•

Disclose the amount of statutory net income or loss and statutory capital and surplus for each period and each insurance subsidiary as required by Rule 7.03(a)(23)(c) of Regulation S-X and ASC 944-505-50-1a.

•

Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus. Refer to ASC 944-505-50-1b.

•	Please tell us why the disclosures in ASC 944-505-50-2 to 4 and 6 are not required or revise to provide the required disclosures.

We have revised the disclosure in response to the Staff’s comment. Please see page F-46 of Amendment No. 1. We respectfully submit the considerations below:

The disclosures required by ASC 944-505-50-1 specifically relate to an insurance company’s ability to pay dividends to shareholders. Dividend requirements applicable to FGLIC (under Maryland law) and FGL NY Insurance (under New York law) are based on the lesser of 10% of capital and surplus as of the preceding December 31 or net gain from operations before realized capital gains or losses for the preceding year.

Jeffrey P. Riedler	11	October 16, 2013

We are in a unique situation of having two different year-ends upon which we report our financial results. For statutory reporting, we are required to file audited statutory financial statements on a calendar year basis in accordance with applicable insurance law. For GAAP reporting, we have a fiscal year end of September 30, consistent with the fiscal year-end of our ultimate parent, HGI.

The non-calendar year period statutory information included in Note 17 has been labeled as unaudited because: (1) the most recent calendar year statutory information is included on an audited basis; (2) the dividend determination, which is the key purpose for the disclosure, for the current period is based on the prior calendar year statutory financial information; and (3) the September 30 statutory financial information presented, while marked “unaudited”, provides the reader, in conjunction with the audited statutory information provided, with additional information potentially relevant to future dividend payment restrictions. We believe there is sufficient audited statutory financial information included to comply with the objective of the disclosure to provide relevant information on the entity’s ability to pay dividends to stockholders and, therefore, that we have materially complied with the disclosure required by ASC 944-505-50-1.

We have revised the disclosure to include statutory net income (loss) and capital and surplus amounts for both FGLIC and FGL NY Insurance for and at the end of each of the fiscal periods presented. See page F-46 of Amendment No. 1. We have also included the audited calendar year statutory amounts in the disclosure and disclosed that FGLIC’s and FGL NY Insurance’s statutory capital and surplus necessary to satisfy regulatory requirements are not significant in relation to their total statutory capital and surplus. See page F-46 of Amendment No. 1.

The disclosures required by ASC 944-505-50-2, -3, -4 and -6 are not applicable to our insurance subsidiaries as of September 30, 2012 because none of FGLIC, FGL NY Insurance or Raven Re followed any prescribed or permitted statutory accounting practices that differ from the NAIC’s statutory accounting practices in the preparation of their statutory basis financial statements. Effective October 5, 2012, in connection with the CARVM Facility disclosed on page 114 of Amendment No. 1, Raven Re received approval to use a permitted practice. We have revised Note 12 to the interim condensed consolidated financial statements to disclose this permitted practice. See page F-88 of Amendment No. 1.

(18) Acquisition, page F-47

Fidelity & Guaranty Life Holdings, Inc (FGLH)

36. You state that “On April 6, 2011, the Company acquired all of the outstanding shares of capital stock of FGLH and certain intercompany loan

Jeffrey P. Riedler	12	October 16, 2013

agreements between the seller, as lender, and FGLH, as borrower, for cash consideration of $350,000 … which amount could be reduced by up to $50,000 post closing.… The Company incurred $18,300 of expenses related to the FGLH Acquisition.… Such expenses are not included in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011, but included in the Consolidated Statement of Changes in Equity.… The application of acquisition accounting resulted in a bargain purchase gain of $158,341, which is reflected in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011”. In that regard, we have the following comments regarding this transaction:

•	Please explain to us your basis for not expensing the $18.3 million in costs related to the acquisition. Refer to ASC 805-10-25-23.

•

Please tell us how you considered the guidance in ASC 805-30-25-4 and ASC 805- 30-30-4 through 6 when recognizing the bargain purchase gain of $158.3 million. Please provide more substantive quantitative and qualitative information, including methodologies used, to support the calculation of the assigned fair values of assets acquired, liabilities assumed and ultimate gain recognized.

•

We note your references to interchangeably terms such as “purchase price allocation”, “purchase method” and “purchase accounting” rather than “acquisition method” as indicated in ASC 805-10-05-4. Please revise them to “acquisition method” throughout the filing.

We have revised the disclosure in response to the Staff’s comment. We respectfully submit the considerations below:

We expensed the $18.3 million of acquisition costs during the pre-acquisition period, from October 1, 2010 to April 5, 2011, in accordance with ASC 805-10-25-23, which requires us to account for acquisition-related costs as expenses in the periods in which the costs are incurred, whereas our income statement presented is for the post-acquisition period, from April 6, 2011 to September 30, 2011. The acquisition costs are reflected in our opening balance of Retained Earnings (Accumulated Deficit) reported on page F-6. The disclosure has been revised to clarify that the acquisition expenses were incurred by us prior to the acquisition date. Please see page F-47 of Amendment No. 1.

We considered the guidance of ASC 805-30-25-4 and ASC 805-30-30-4 through 6 when recognizing the bargain purchase gain of $158.3 million. Before recognizing a gain on bargain purchase, ASC 805-30-30-4 requires that the acquirer reassess whether it has correctly identified all assets acquired and all liabilities assumed and recognize any additional assets and liabilities that are identified in that review. We reviewed all assets acquired, including intangible assets as well as all

Jeffrey P. Riedler	13	October 16, 2013

liabilities assumed, including any contingent liabilities. In addition, we also considered the effects of acquisition-related reinsurance transactions on the acquired assets and assumed liabilities. The assets acquired and liabilities assumed: (1) met the definition of assets and liabilities in FASB Concepts Statement No. 6 Elements of Financial Statement; (2) were part of what the assets and liabilities exchanged in the business combination; and (3) included all intangible assets requiring recognition. Our review and reassessment did not identify any additional assets acquired or liabilities assumed. We therefore concluded all identified assets acquired and liabilities assumed were properly recognized in the acquisition date balance sheet used in the determination of the bargain purchase gain.

The following table summarizes all assets and liabilities identified and the amounts recognized at fair value for each major class of asset acquired and liabilities assumed as of April 6, 2011—the FGLH acquisition date:

Assets (in thousands)	Fair Value
Investments, cash and accrued investment income	$17,705,419
Reinsurance recoverable	945,063
Intangible assets (VOBA)	577,163
Deferred tax asset	252,672
Other assets	72,801

Total assets acquired	19,553,118

Liabilities
Contractholder funds and future policy benefits	18,415,022
Liability for policy and contract claims	60,400
Note payable	95,000
Other liabilities	479,355

Total liabilities assumed	19,049,777

Excess of assets over liabilities	503,341
Cash consideration paid	345,000

Bargain purchase gain	158,341

The fair value of the assets acquired and liabilities assumed was determined in accordance with ASC Topic 820, “Fair Value Measurements and Disclosures” as follows.

The fair value of fixed maturity and equity securities was based on valuations provided by independent pricing services or independent broker quotes for securities which the independent pricing services did not value. The fair value of derivative assets was based on valuations provided by Milliman, Inc. These third party valuations were reviewed and assessed by management. The book value of cash and accrued investment income was assumed to approximate fair value.

Jeffrey P. Riedler	14	October 16, 2013

The carrying value of reinsurance recoverables approximates fair value as non-performance risk was assessed as insignificant.

We recognized an intangible asset, which we call “VOBA”, relating to the acquired insurance contracts. The fair value of VOBA represents the difference between the fair value of the insurance contracts acquired and their account value, and was determined using an actuarial discounted cash flow model. Expected cash flows were based on our best estimates, including increasing the surrender rate assumption on fixed rate annuities and including an investment spread compression assumption of 15% for all deferred annuities to address the low interest rate environment. The discount rate was based on a capital asset pricing model to establish a range of rates used by other insurance entities. We also obtained the discount rates used in recent VOBA calculations from an independent actuarial firm and included these rates in the estimate of our discount rate. The information provided by this third party was reviewed and assessed by management. Our VOBA calculation was based on a 16% discount rate.

As a result of the revaluation of the assets acquired and liabilities assumed, book/tax differences giving rise to deferred tax assets and liabilities were also restated as of the acquisition date and included a $405.4 million valuation allowance based on our assessment of the projected reversal of the book/tax differences and projected taxable income during the relevant periods.

Contractholder funds and future policy benefits include the contracts’ account value, as discussed above, the FIA embedded derivative liability and immediate annuity reserves. The fair value of the FIA embedded derivative liability included a non-performance spread consistent with FGLH’s standalone credit rating. The fair value of immediate annuities, primarily non-life contingent contracts, was based on discounted cash flows using current market interest rates.

Based on the composition of the liability for policy and contract claims and other liabilities, book value was assumed to approximate fair value. The fair value of the note payable was equal to the face amount of the note as the terms of the note only allowed the note to be settled at par.

The application of the acquisition method resulted in a bargain purchase gain of $158,341,000. In accordance with ASC 805-30-25-4, we reassessed whether we had correctly identified all assets acquired and liabilities assumed. We also considered the reason for the bargain purchase gain. We believe that the resulting bargain purchase gain is reasonable based on the following factors: (a) the seller (Old Mutual plc) was highly motivated to sell FGLH, as it had publicly announced its

Jeffrey P. Riedler	15	October 16, 2013

intention to do so approximately a year prior to the sale; (b) the fair value of FGLH’s investments and statutory capital increased between the date that the purchase price was initially negotiated and the FGLH Acquisition Date; (c) as a further inducement to consummate the sale, the seller waived, among other requirements, any potential upward adjustment of the purchase price for an improvement in FGLH’s statutory capital between the date of the initially negotiated purchase price and the FGLH Acquisition Date and (d) an independent appraisal of FGLH’s business indicated that its fair value was in excess of the purchase price.

Lastly, references to “purchase price allocation”, “purchase method” and “purchase accounting” have been revised to “acquisition method” throughout Amendment No. 1.

Contingent Purchase Price Reduction, page F-48

37. We note your disclosure of the contingent purchase price reduction of $50,000 associated with the F & G stock agreement and your statement that you believe it is near certain the purchase price will be reduced by the full $50,000. We also note that you recorded a contingent receivable with an estimated fair value of $41,000 in the consolidated balance sheet with the credit through earnings for the year ended September 2012. In that regard, please explain to us why it is appropriate under GAAP to record this receivable without provision for an allowance in light of the time lapsed and your disclosure on page F-89 that its collection is subject to risk and uncertainty.

We note that the estimated fair value of the $50.0 million contingent purchase price reduction receivable is $41.0 million, which is the amount recorded on the balance sheet for this item, with fair value being determined in accordance with ASC 805-30-35-1. As this fair value includes consideration of counterparty credit risk (which contemplates the risks and uncertainties discussed on page F-89), a separate valuation allowance is not required. We also respectfully note that the current disclosure indicates fair value reflects appropriate discounts for potential litigation and regulatory action, length of time until expected payment is received and a credit insurance risk premium. We assessed the fair value of the contingent purchase price reduction receivable each reporting period.

Item 16. Exhibits and Financial Statement Schedules, page II-3

38. Without limiting our request in comment 3, please file the following as exhibits to your registration statement:

•	The form of lock-up agreement to which you, HGI, and your officers and directors have agreed, as soon as it becomes available;

•	Your amended and restated certificate of incorporation;

Jeffrey P. Riedler	16	October 16, 2013

•	and Five Island Capital Management;

•	The F&G Stock Purchase Agreement and the related Guarantee and Pledge Agreement;

•	The Employee Incentive Compensation Plan;

•	The Stock Incentive Plan and the Amended and Restated Stock Incentive Plan;

•	The 2011 and 2012 Dividend Equivalent Plans;

•	Your 401(k) Plan;

•	Your employment agreements with Messrs. Launer, Krishnan, and O’Shaughnessy;

•	The Deferred Compensation Plan;

•	The loan agreement among FGLIC, Front Street, and HGI Energy Holdings; and

•	The form(s) of your indemnification agreements with your directors and officers.

In response to the Staff’s comment, except as noted below, we have filed with Amendment No. 1, or will file in a subsequent amendment to the Registration Statement, the requested documents. We respectfully submit that all FGL employees are eligible to participate in our 401(k) plan and receive the same employer match and annual discretionary profit sharing employer contributions; therefore, the 401(k) plan is not required to be filed pursuant to Item 601(b)(10)(iii)(C)(4). Additionally, we respectfully submit that the agreement with Five Island Asset Management involves investment management services and was made in the ordinary course of business, and that the loan agreement among FGLIC, Front Street, and HGI Energy Holdings was made in the ordinary course of business, and therefore both agreements are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

* * * * *

Jeffrey P. Riedler	17	October 16, 2013

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6562.

Regards,

/s/ Ethan T. James

Ethan T. James

cc:	John Krug

Andrew Mew

James Peklenk

Amy Reischauer

Securities and Exchange Commission

Eric L. Marhoun, Esq.

Fidelity Guaranty & Life

Enclosures